UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Joint Provisional Liquidators (the “JPLs”) of Ambow Education Holding Ltd. (the “Company”) announced on May 7, 2014 that an adjourned hearing was held on May 5, 2014, before the Grand Court of the Cayman Islands (the “Cayman Court”) to seek sanction of the restructuring plan negotiated by the JPLs, the Company and China Education Investment Holding Limited.  At the hearing, despite having heard objections from GL Asia Mauritius II Cayman Limited (“the Petitioner”), the Cayman Court made an order authorising the JPLs to enter into a restructuring agreement and all other agreements, consents, undertakings and/or documentation contemplated or required to be entered into in order to implement the restructuring agreement (collectively, the “Restructuring Agreement and Documentation”) without any further amendments.  On May 7, the sealed Order was issued by the Cayman Court.

A further hearing of the petition for the winding up of the Company is scheduled for May 12, 2014.  It is anticipated that the Company will apply to have the petition dismissed during this hearing, if not otherwise withdrawn by the Petitioner. If such an order is made, the JPLs would expect to be discharged at that hearing or shortly thereafter and management of the Company returned to its Board of Directors (as reconstituted pursuant to the restructuring plan).

As a result of the granting of sanction, the Restructuring Agreement and Documentation, which implement the core parts of the restructuring plan and facilitate new capital being provided to the Company, will become effective if the winding up petition is dismissed and the JPLs and the Company, together with the newly constituted Board of Directors of the Company, are able to attend to the outstanding items under the restructuring plan.

The JPLs intend to make a further announcement in advance of the hearing on May 12, 2014 providing further details on the progress of the restructuring plan.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,”“estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Tiffany Wong
Name: Tiffany Wong (without personal liability)
Title: Joint Provisional Liquidator

Date: May 7, 2014

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